UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DESIGNER BRANDS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value

(Title of Class of Securities)

250565108

(CUSIP Number of Class of Securities)

Designer Brands Inc.

Attention: Michelle Krall, Esq.

Senior Vice President, General Counsel & Corporate Secretary

Designer Brands Inc.

810 DSW Drive

Columbus, Ohio 43219

(614) 237-7100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Erin E. Martin, Esq.

Celia A. Soehner, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-tender offer subject to Rule 14d-1. party

☒	issuer tender offer subject to Rule 13e-4.

☐	going-transaction subject to Rule 13e-3. private

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Tender Offer Statement on Schedule TO relates to the offer by Designer Brands Inc., an Ohio corporation (“DBI” or the “Company”), to purchase up to $100 million in value of shares of its Class A Common Shares, without par value (the “Shares”), at a price not greater than $8.00 nor less than $7.00 per Share, as set forth in the Offer to Purchase (defined below), to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Tender Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to Item 1 through Item 9 and Item 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as
Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)

Name and Address: The name of the issuer is Designer Brands Inc. The address and telephone number of the Company’s principal executive offices are: 810 DSW Drive, Columbus, Ohio 43219. The information set forth in “Section 10 — Certain Information Concerning Us” of the Offer to Purchase is incorporated herein by reference.

(b)

Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” and in “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

(c)

Trading Market and Price: The information set forth in the section of the Offer to Purchase captioned “Introduction” and “Section 8 — Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)

Name and Address: The name of the filing person is Designer Brands Inc., an Ohio corporation. The address and telephone number of the Company’s principal executive office is 810 DSW Drive, Columbus, Ohio 43219, and the telephone number is (614) 237-7100. The information set forth in “Section 10 — Certain Information Concerning Us” and “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)

Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction,” “Summary Term Sheet,” “Section 1 — Number of Shares; Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning Us,” “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — United States Federal Income Tax Consequences,” “Section 15 —Extension of the Offer; Termination; Amendment” and “Section 17 — Miscellaneous” are incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)

Purchases: The information set forth in “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a)

Agreement Involving the Subject Company’s Securities: The information under the headings “Section 8 — Price Range of Shares; Dividends” and “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)

Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals” of the Offer to Purchase is incorporated herein by reference.

(b)

Use of the Securities Acquired: The information set forth in “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals” of the Offer to Purchase is incorporated herein by reference.

(c)

Plans: The information set forth in “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals,” “Section 8 — Price Range of Shares; Dividends,” and “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)

Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in “Section 9 — Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b)

Conditions: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in “Section 9 — Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(c)

Borrowed Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in “Section 9 — Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a)

Securities Ownership: The information set forth in “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b)

Securities Transactions: The information set forth in “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitation or Recommendations: The information set forth in “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b)	The information set forth in “Section 11 — Financial Statements and Information” of the Offer to Purchase is incorporated herein by reference.

Item 11.	Additional Information.

(a)

The information set forth in “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals,” “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” and “Section 13 — Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(b)

Other Material Information: The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No	Description

(a)(1)(A)*	Offer to Purchase, dated June 8, 2023.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 2023.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 2023.

(a)(1)(F)*	Summary Advertisement, dated as of June 8, 2023.

(a)(2)	Annual Report on Form 10-K for the fiscal year ended January 28, 2023 filed on March 16, 2023.

(a)(3)	Quarterly Report on Form 10-Q for the quarter ended April 28, 2023 filed on June 8, 2023.

(a)(4)	Not applicable.

(a)(5)	Press release announcing the intention to commence the Tender Offer, dated June 8, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 8, 2023.

(a)(6)*	Press release announcing the commencement of the Tender Offer, dated June 8, 2023.

(d)(1)	DSW Inc. 2005 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2014).

(d)(2)	DSW Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2014).

(d)(3)	First Amendment to DSW Inc. 2014 Long-Term Incentive Plan, dated January 31, 2018 (incorporated by reference to Exhibit 10.3.1 to the Company’s Annual Report on Form 10-K filed on March 26, 2019).

(d)(4)	Designer Brands Inc. 2014 Long-Term Incentive Plan (as Amended and Restated) (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed on July 14, 2020).

(d)(5)	Form of Restricted Stock Units Award Agreement (incorporated by reference to Exhibit 10.3.2 to the Company’s Annual Report on Form 10-K filed on May 1, 2020).

(d)(6)	Form of Non-Employee Director Stock Unit Award (incorporated by reference to Exhibit 10.3.3 to the Company’s Annual Report on Form 10-K filed on May 1, 2020).

(d)(7)	Form of Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.3.4 to the Company’s Annual Report on Form 10-K filed on May 1, 2020).

(d)(8)	Form of Performance-Based Restricted Stock Units Award Agreement (incorporated by reference to Exhibit 10.3.5 to the Company’s Annual Report on Form 10-K filed on May 1, 2020).

(d)(9)	Form of Performance Share Agreement (incorporated by reference to Exhibit 10.3.8 to the Company’s Annual Report on Form 10-K filed on March 16, 2023).

(d)(10)	Form of Director Stock Unit (incorporated by reference to Exhibit 10.3.9 to the Company’s Annual Report on Form 10-K filed on March 16, 2023).

(d)(11)	Designer Brands Inc. Cash Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed on March 16, 2023).

Exhibit No	Description

(d)(12)	Employment Agreement, dated March 27, 2009, between William L. Jordan and DSW Inc. (incorporated by reference to Exhibit 10.61 to the Company’s Annual Report on Form 10-K filed on April 1, 2009).

(d)(13)	First Amendment to Employment Agreement, dated November 9, 2015, between William L. Jordan and DSW Inc. (incorporated by reference to Exhibit 10.29.1 to the Company’s Annual Report on Form 10-K filed on March 24, 2016).

(d)(14)	Standard Executive Severance Agreement, dated July 20, 2016, between Jared Poff and DSW Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on September 1, 2016).

(d)(15)	Standard Executive Severance Agreement, dated April 9, 2020, between Mary Turner and Designer Brands Inc. (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed on May 1, 2020).

(d)(16)	Standard Executive Severance Agreement, dated April 9, 2020, between James Weinberg and Designer Brands Inc. (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed on March 16, 2023).

(d)(17)	Amended Executive Severance Agreement, dated January 4, 2023, between David H. Howe and Designer Brands, Inc. (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed on March 16, 2023).

(g)	None.

(h)	None.

107*	Calculation of Filing Fees.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Designer Brands Inc.

By:	/s/ Jared A. Poff
Jared A. Poff

Executive Vice President and Chief Financial Officer

Date: June 8, 2023